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[eMERGE LOGO]                                                       EXHIBIT 99.3



                                January ___, 2000



Dear Broker:

As you may know, we are undertaking an initial public offering of our shares of class A common stock. We are permitting Safeguard Scientifics, Inc. to use the Safeguard Subscription Program to offer Safeguard stockholders the opportunity to buy shares of our class A common stock at the initial public offering price. The price per share under this program will be the same price that all investors will pay in our initial public offering.

The enclosed questions and answers will provide you with the key terms of the Safeguard Subscription Program. PLEASE NOTE AN IMPORTANT CHANGE FROM PRIOR SUBSCRIPTION PROGRAMS OFFERED TO SAFEGUARD STOCKHOLDERS DURING 1999. THE SAFEGUARD SUBSCRIPTION PROGRAM FOR EMERGE INTERACTIVE WILL EXPIRE AT 6:00 P.M. NEW YORK CITY TIME ON THE THIRD BUSINESS DAY AFTER THE OFFERING PRICE IS SET.

If you have any questions regarding the Safeguard Subscription Program, please call Safeguard at (888) SFE-1200. PLEASE DO NOT CALL eMERGE INTERACTIVE REGARDING THIS PROGRAM. You also may find information about this program on Safeguard's web site at www.safeguard.com.

Preliminary prospectuses for distribution to Safeguard stockholders are being distributed through Corporate Investor Communications, Attention: Processing Department, 111 Commerce Road, Carlstadt, NJ 07072-2586, telephone number (201) 896-1900. Please call Corporate Investor Communications if you do not receive a sufficient number of prospectuses for distribution to Safeguard stockholders. You should provide a copy of the preliminary prospectus to each Safeguard stockholder on whose behalf you hold shares who is eligible to participate in this program.

                                   Sincerely,


                                   Charles L. Abraham
                                   Chief Executive Officer
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                         SAFEGUARD SUBSCRIPTION PROGRAM
                          FOR EMERGE INTERACTIVE, INC.

Q: WHO IS ELIGIBLE TO PARTICIPATE IN THE SAFEGUARD SUBSCRIPTION PROGRAM FOR eMERGE INTERACTIVE, INC.?

A: Only record holders of at least 100 shares of Safeguard stock on October 20, 1999.

Q: HOW WAS THE OPPORTUNITY TO PURCHASE IPO SHARES ALLOCATED TO SAFEGUARD STOCKHOLDERS?

A: Safeguard stockholders received a subscription offer to purchase 1 share of eMerge Interactive class A common stock for each 10 shares of Safeguard owned of record on October 20, 1999, subject to the minimum purchase requirement.

         If a Safeguard stockholder owned at least 100 shares of Safeguard common stock but the number of shares was not evenly divisible by 10, Safeguard will round up the subscription offer to the next whole number. Depository Trust Clearing Corporation will notify its participants of the date by which the roundup requests must be submitted.

         The offer to purchase shares under the Safeguard Subscription Program is nontransferable and cannot be combined among multiple accounts.

         There will not be an oversubscription privilege under this program.

Q:       IS THERE A MINIMUM PURCHASE REQUIREMENT?

A: The minimum subscription that will be accepted is for 10 shares of eMerge Interactive class A common stock. Therefore, holders of fewer than 100 Safeguard shares as of October 20, 1999 will be unable to purchase shares in the Safeguard Subscription Program for eMerge Interactive.

Q: HOW WILL I KNOW WHEN THE OFFERING PRICES AND WHAT THE EXPIRATION DATE FOR THE OFFERING WILL BE?

A: When the offering is declared effective by the SEC and the offering price is set, Safeguard will

          -    issue a press release to the wire services

          - send you an e-mail alert if you signed up for this on its Web site at www.safeguard.com

          -    post this information on its Web site

          - update its automated investor relations line (888) SFE-1200 through which you will be able to listen to the text of the press release announcing the price and the expiration date or request a faxed copy of the release

          - notify the New York Stock Exchange and request that they notify all of their members o notify Depository Trust Clearing Corporation, which will electronically notify all of its participants

Q:   WHEN CAN SUBSCRIPTIONS AND PAYMENT BE SUBMITTED?

A: Subscriptions and payment will only be accepted by the offering agent after the initial public offering price of the eMerge Interactive class A common stock has been determined. ChaseMellon Shareholder Services, L.L.C. is the offering
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     agent.

     Once a subscription and payment have been received and accepted by the offering agent, the subscription may not be revoked.

     THE OFFERING AGENT WILL STOP ACCEPTING SUBSCRIPTIONS AND PAYMENTS AT 6:00 P.M. NEW YORK CITY TIME ON THE THIRD BUSINESS DAY AFTER THE IPO PRICE HAS BEEN SET.

     Depository Trust Clearing Corporation will handle subscriptions on behalf of its participants. When you subscribe for shares of eMerge Interactive through DTCC's automated subscription system, you will be required to confirm that you are subscribing only on behalf of holders that meet the minimum per account purchase requirement of 10 shares.

Q: WHEN WILL THE eMERGE INTERACTIVE SHARES PURCHASED IN THE SAFEGUARD SUBSCRIPTION PROGRAM BE DISTRIBUTED?

A: The offering agent is expected to distribute the shares to Depository Trust Clearing Corporation approximately two to three business days following the expiration of the Safeguard Subscription Program.

Q: WHAT ARE THE TAX CONSEQUENCES OF RECEIPT OF THE SUBSCRIPTION OFFER AND ITS EXERCISE?

A: Safeguard shareholders should consult their own tax advisors about the federal, state and other tax consequences of the program. Nevertheless, we believe that, as a result of having the opportunity to participate in the Safeguard Subscription Program, Safeguard shareholders will be considered to have received neither a taxable distribution of property nor an adjustment to the basis in their Safeguard shares. If a Safeguard shareholder exercises the subscription offer, we believe the basis in the shares of eMerge Interactive acquired upon exercise will be the public offering price plus any processing fees incurred by the shareholder in connection with the exercise of the subscription offer. The Internal Revenue Service is not bound by this position.